Exhibit 99.1

Inspira Technologies Announces Successful Treatment of First Patient with
INSPIRA ART100 at Westchester Medical Center

First Clinical Use of INSPIRA ART100 System Successfully Completes Full Treatment Cycle, Validating the
Technology’s Performance in a Real-World Clinical Environment and Garnering Overwhelmingly Positive Feedback

RA’ANANA, Israel, April 07, 2025 -- Inspira™ Technologies OXY B.H.N. Ltd. (Nasdaq: IINN, IINNW) (“Inspira” or the “Company”), a pioneer in innovative life-support and diagnostic technologies, today announced the successful completion of the first human treatment using its U.S. Food and Drug Administration-cleared INSPIRA™ ART100 system in a critical life-support procedure.

The procedure was successfully performed by expert physicians at Westchester Medical Center in New York State, marking the first real-world implementation of Inspira’s innovative technology. During the life-support procedure, the INSPIRA ART100 effectively provided comprehensive heart and lung support by oxygenating and circulating the patient’s blood. Following the procedure, the patient was safely transitioned off the system, demonstrating its effective support.

Dr. David Spielvogel, MD, Section Chief of Cardiothoracic Surgery at Westchester Medical Center commented: “The INSPIRA ART100 system performed exceptionally well during this critical procedure. We were particularly impressed with the system’s reliability and responsiveness throughout the procedure. I believe that the seamless transition during both the connection and disconnection phases demonstrated the technology’s sophistication and clinical readiness. This successful first case represents a promising advancement in extracorporeal support technology that could benefit numerous patients requiring this level of care. We look forward to continuing and expanding our relationship with Inspira.”

Joe Hayon, President of Inspira, added: “This first successful patient use of INSPIRA ART100 is a pivotal milestone for Inspira, validating the real-world potential of the INSPIRA ART100. We believe that the positive outcome at Westchester Medical Center sets the stage for broader adoption across leading hospitals, with Glo-Med Networks Inc. (“Glo-Med”), our U.S. distributor. We remain committed to expanding clinical use and advancing critical care solutions for patients worldwide.”

The installation, training program and professional services relating to the clinical use of the INSPIRA ART100 was led by Glo-Med.

About Inspira Technologies

Inspira Technologies is developing innovative respiratory support and diagnostics technologies. The Company’s flagship INSPIRA ART500 system also known as the INSPIRA ART aims to revolutionize critical care by enabling patients to remain awake during treatment while stabilizing oxygen levels without mechanical ventilation. The FDA-cleared INSPIRA ART100 system has received regulatory approvals for Cardiopulmonary Bypass procedures in both the U.S. and for Cardiopulmonary Bypass procedures and Extra Corporeal Membrane Oxygenation in Israel. The Company’s HYLA™ blood sensor technology is designed to provide continuous, real-time blood monitoring without the need for blood draws. The Company’s pipeline products, including the INSPIRA ART500, and HYLA blood sensor, are currently in development and have not yet received regulatory approval.

For more information, please visit our corporate website at https://inspira-technologies.com.

About Glo-Med Networks, Inc.

Glo-Med, known for delivering unique healthcare solutions, collaborates with top medical device and biomedical companies worldwide to meet the growing demand for innovative medical devices and related products in domestic and international markets. Glo-Med maintains extensive access to next-generation medical products globally via long-term partnerships and relationships with medical providers and through its sister company focused on medical device servicing with a focus on hospital beds and medical mattresses, Med-Stat Consulting Services, Inc. (est. 2003). Along with the largest and most prominent healthcare organizations in New York and Florida as clients, Glo-Med has offices and partner companies in the U.S., Latin America, Europe, the Middle East, and Africa, providing extensive access to the global medical network.

For more information, please visit the corporate website: www.glomednet.com

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses that the INSPIRA ART100 represents a promising advancement in extracorporeal support technology that could benefit numerous patients, the prospective future collaboration between Westchester Medical Center and Inspira, the belief that the seamless transition during both the connection and disconnection phases of the patient treatment demonstrated the technology’s sophistication and clinical readiness, the belief that the successful patient treatment with the INSPIRA ART100 represents a huge milestone for the Company and validates its technology’s potential to transform critical care, the belief that the positive outcome at Westchester Medical Center sets the stage for broader adoption across leading hospitals, led by Glo-Med, and the belief that the successful deployment of its system in a leading cardiopulmonary facility demonstrates the readiness of its technology for real-world clinical applications. These forward-looking statements and their implications are based solely on the current expectations of the Company’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website at www.sec.gov.

Company Contact

Inspira Technologies – Media Relations
Email: info@inspirao2.com
Phone: +972-9-9664485

Capital Markets & Investor Contact

Arx | Capital Markets Advisors
North American Equities Desk
inspira@arxadvisory.com